UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 333-83724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk, Inc. Puerto Rico 401(k) Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: ______________________

Philip Fornecker
Vice President Strategic Business Operations

Dated: September 30, 2009

NOVO NORDISK INC. PUERTO RICO 401(k) PLAN

December 31, 2008 and 2007

The following unaudited financial statements are being attached to a Form 11-K for the Novo Nordisk Inc. Puerto Rico 401(k) Plan (the "Plan"). An S-8 was filed for the Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") in 2008 in order to update a prior S-8 filing. Stock of Novo Nordisk A/S in the Plan was incorporated into the Form S-8 filing for the US Plan. The form 11-K is currently being filed for the Plan in order to ensure that all security filings are separately satisfied for the Plan.

	Page (s)
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	1
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	2
Notes to the Financial Statements	3 - 9
Supplemental Information:	
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) *	10

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

NOVO NORDISK INC. PUERTO RICO 401(k) PLAN
Statements of Net Assets Available for Benefits
As of December 31,
(Unaudited)

	2008	2007
Investments, at fair value		
Mutual funds	$ 262,103	$ 351,458
Money market funds	282,565	112,910
Common stock	193,638	269,355
Common collective trusts	320,880	634,899
Loans to participants	61,517	56,660
Total investments, at fair value	1,120,703	1,425,282
Receivables		
Participant contributions	2,361	2,683
Employer contributions	5,541	4,112
Other	171	226
Total receivables	8,073	7,021
Net assets available for benefits	$ 1,128,776	$ 1,432,303

See accompanying notes to financial statements.

NOVO NORDISK INC. PUERTO RICO 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008
(Unaudited)

Additions to (deductions from) net assets attributed to:		
Investments:		
Net appreciation (depreciation) in fair value of investments	$ (339,589)	
Interest	10,305	
Dividends	14,739	
Total investment income (loss)		$ (314,545)
Contributions:		
Employer	157,472	
Participant	96,447	
Participant rollovers	118,915	
Total contributions		372,834
Transfer in from the Novo Nordisk Inc. 401(k) Savings Plan		1,720
Total additions		60,009
Benefits paid to participants	363,186	
Administrative expenses	350	
Total deductions		363,536
Net increase (decrease)		(303,527)
Net assets available for benefits, beginning of year		1,432,303
Net assets available for benefits, end of year		$ 1,128,776

See accompanying notes to financial statements.

Note 1 - Description of the Plan

The following description of the Novo Nordisk Inc. Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Novo Nordisk Inc. ("NNI") is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

Prior to December 2007, Novo Nordisk Inc. was a wholly-owned subsidiary of Novo Nordisk Holdings, Inc., a wholly-owned subsidiary of Novo Nordisk of North America, Inc. ("NNNA"), which was a wholly-owned subsidiary of NNAS. In December 2007, the US legal entity structure was reorganized and resulted in the dissolution of Novo Nordisk Holdings, Inc. into NNNA, and a subsequent merger of NNNA into Novo Nordisk Inc. A new holding company, Novo Nordisk US Holdings, Inc., was also established.

Novo Nordisk Inc. ("NNI") sponsors and administers the Novo Nordisk Inc. Puerto Rico 401(k) Plan (the "Plan"). The Plan was established effective as of July 1, 2006, and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Employees are eligible to contribute up to 50% of their compensation to the Plan, up to the Puerto Rico limitation which is $8,000 annually. A Catch-Up Contribution can be made in the amount of $1,000 for individuals over age 55.

Employees may elect to contribute up to 10% of their compensation to the Plan on an after-tax basis.

A Matching Contribution is made equal to 1% if a participant contributes 2% of their compensation to the Plan.

NNI provides an Employer Discretionary Contribution equal to 8% of compensation each year.

Note 1 - Description of the Plan (continued)

Participant Accounts

Participants direct the investment of all of their account balances into several mutual funds provided by Charles Schwab & Co. or Novo Nordisk A/S stock.

Vesting Benefits and Forfeitures

Employees are always 100% vested in their contributions. Employees become vested in all employer contributions for each year of service they work, measured from an employee's date of hire. Employees become 1/3 vested for each year of service. After 3 years, employees are 100% vested in all employer contributions. Participants also become 100% vested upon death, disability or attaining age 65 (the normal retirement age under the Plan).

Forfeitures of employer contributions are used to reduce future employer contributions. At December 31, 2008 and 2007, there were approximately $0 and $508, respectively, of forfeitures remaining in the Plan.

Participant Loans

Employees have access to funds in the form of in-service withdrawals, loans and hardship distributions.

Payment of Benefits

The normal form of distribution under the Plan is a single lump sum payment.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 2 - Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments are stated at fair value. Common stock is valued at its quoted market price. Shares of mutual funds are valued at the quoted net asset value of shares held at year-end. Money market funds are valued at face value, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan's interest in the collective trust is valued based on the market prices of the underlying investments in the trust at year-end.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards (except for measurements of share-based payments) and is intended to increase the consistency of those measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective January 1, 2008, for the Plan.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain of the Plan's administrative expenses are paid by the Plan and certain expenses are paid by the Company.

Adopted Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation Number ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109". This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes" and is effective for fiscal years beginning after December 15, 2007. The Plan adopted FIN 48 for 2008. The Plan's adoption of FIN 48 did not impact the financial statements of the Plan.

Note 3 - Tax Status

The Plan had obtained a favorable tax determination letter dated April 18, 2007, from the Department of the Treasury of Puerto Rico ("Hacienda") which stated that the Plan and related trust qualified under the provisions of the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program, and Article 1165-1(b)(3) of the Puerto Rico Internal Revenue Code of 1994, and therefore, was exempt from local income tax. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the Puerto Rico Internal Revenue Code of 1994; therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the trustee. The following table presents the Plan's investments as of December 31, 2008 and 2007 that represent 5% or more of the Plan's net assets as of year end:

	2008	2007
Schwab Value Advantage Instl	$ 282,030	$ -
Schwab Managed Ret 2030 CL III	159,950	-
Schwab Managed Ret 2040 CL III	137,091	-
Franklin U.S. Govt. Securities	74,419	-
Europacific Growth R5	70,449	-
Schwab Managed Ret 2020 CL II	-	235,154
Schwab Managed Ret 2030 CL II	-	221,642
Schwab Managed Ret 2040 CL II	-	159,095
Schwab Value Advantage Fund	-	112,854
Europacific Growth Fund	-	108,283
Loan Fund	61,517	-
Common stock		
Novo Nordisk A/S, American Depositary Shares	193,638	269,355

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated in value as follows:

Common Collective Trusts	$ (162,274)
Mutual Funds	(127,841)
Common Stock	(49,474)
Net depreciation	$ (339,589)

Note 5 - Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, all amounts credited to the affected participants shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 6 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2008 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 7 - Party-in-Interest Transaction

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab") who is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2008 and 2007, the total market value of investments managed by Charles Schwab amounted to $626,296 and $783,967 respectively. Fees paid by the Plan for the investment management services amounted to $202 for the year ended December 31, 2008. Schwab Retirement Plan Services is the record keeper of the Plan.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2008 and 2007, the market value of investments in Novo Nordisk A/S common stock was $193,638 and $269,355 respectively.

Note 8 - Mutual Fund fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. SFAS 157 requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market, in an orderly transaction between market participants. Such is a market-based measurement, not an entity-specific measurement. SFAS 157 establishes a three-level valuation hierarchy based upon observable and non-observable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Significant inputs to the valuation model that are unobservable, typically based on a Plan's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value

Note 9 - Fair Value Measurements (continued)

measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the fair value hierarchy for the balances of the assets of the Plan measured at fair value as of December 31, 2008:

Investment Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Investments:				
Money Market Funds	$ 282,565	$ -	$ -	$ 282,565
Mutual Funds	262,103	-	-	262,103
Common Stock	193,638	-	-	193,638
Common Collective Trusts	-	320,880	-	320,880
Loans to Participants	-	-	61,517	61,517
Total Investment at Fair Value	$ 738,306	$ 320,880	$ 61,517	$ 1,120,703

The following table presents changes in assets measured at fair value using Level 3 inputs on a recurring basis for the year ending December 31, 2008:

Level 3 Investments Assets
For the Year Ended December 31, 2008

	January 1, 2008	Issuances & settlements (net)	December 31, 2008
Participant Loans	$ 56,660	$ 4,857	$ 61,517
Total	$ 56,660	$ 4,857	$ 61,517

NOVO NORDISK INC. PUERTO RICO 401(k) PLAN
Plan #002
Employer ID #06-1061602
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

	Identity of issuer, borrower, lessor or similar party	Description of Investment	Cost	Fair Value
*	Schwab Value Advantage Instl	Money market fund	$ **	$ 282,030
*	Schwab Managed Ret 2030 CL III	Common collective trust fund	**	159,950
*	Schwab Managed Ret 2040 CL III	Common collective trust fund	**	137,091
	Franklin U.S. Govt. Securities	Mutual fund	**	74,419
	Europacific Growth R5	Mutual fund	**	70,449
	Rainier Small/Mid Cap EQ Instl	Mutual fund	**	30,029
	Growth Fund of America R5	Mutual fund	**	26,498
*	Schwab Inst SEL S&P 500	Mutual fund	**	23,387
*	Schwab Managed Ret 2010 CL III	Common collective trust fund	**	15,721
	WF Advantage Total Return BD	Mutual fund	**	14,430
	DWS Dreman High Return EQ S	Mutual fund	**	13,818
*	Schwab Managed Ret 2020 CL III	Common collective trust fund	**	8,118
	Baron Small Cap Fund	Mutual fund	**	6,952
	DFA Intl Small Company	Mutual fund	**	2,122
	Stock Liquidity	Money market fund	**	534
*	Novo Nordisk A/S, American Depositary Shares	Common stock	**	193,638
*	Participant loans, with interest rates ranging from 5.00% to 10.50% and with maturities through 2015.	Participant loans	-	61,517
	Total investments			$ 1,120,703

* Party-in-interest.
** Cost information not required for participant-directed investments.